DEXIA
Group

04046555

De secretaris-generaal

SEC MAIL PROCESSING
RECEIVED
DEC - 6 2004
WASH. D.C. 213 SECTION

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

November 17th, 2004

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press release of November 15th and 16th, 2004.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

dlw 12/9

PROCESSED
DEC 1 0 2004
THOMSON
FINANCIAL

PRESS RELEASE

Dexia sells its shares in Kempen & Co

BRUSSELS, PARIS, AMSTERDAM –

Having obtained the necessary approvals of the supervision authorities, Dexia finalized the sale of all its shares in Kempen & Co to Friesland Bank, HAL Investments, NPM Capital and the management and employees of Kempen & Co, on 15th November 2004,

Kempen & Co joined the Dexia group in July 2001. In December 2001, Kempen & Co was merged with Bank Labouchere, which was bought in 2000, and the new entity took the name of Dexia Bank Nederland.

At the end of 2002, as a result of the impact of market conditions on share leasing products, it was decided to split the activities of Dexia Bank Nederland. At the same time, on 5th December 2002, Dexia S.A. issued a declaration in favour of Dexia Bank Nederland in which it undertook to see to it that the latter company could meet its commitments. The de-merger was effective in April 2003, with the retail activity continuing to be carried out under the name of Dexia Bank Nederland while Kempen & Co was conducting the activities of asset management, securities and corporate finance.

In April 2004, Dexia made public its negotiations with a group of investors and the management of Kempen & Co with a view to selling its stake in this company, which was no longer a core business for Dexia.

The sale, having been finalized today, Kempen & Co is no longer part of the Dexia group. In a letter of 15th November 2004, Dexia S.A. reconfirms its commitment towards Dexia Bank Nederland, which remains a 100% subsidiary of Dexia and also states that, insofar as the declaration of 5th December 2002 concerned Kempen & Co, it is replaced by a separate undertaking concerning the joint and several liability of Kempen & Co according to the Dutch de-merger legislation.

The declaration of 5th December 2002 and the letter of 15th November 2004 can be consulted on the websites of Dexia Bank Nederland N.V. and Kempen & Co N.V.

This press release is published in Dutch, English and French. The Dutch text prevails over the others.

Embargo November 16, 2004 – 5:40 pm

DEXIA

November 16, 2004

Letter of the CEO and Chairman of Dexia Management Board

Dexia first nine months 2004 results continued to demonstrate the strength of our financial performance and activity. Third quarter has confirmed the upward trends experienced in the first half of the year.

In Public Finance, long-term outstandings increased by 10.3% over the last twelve months. Retail customer assets rose by 5.8% and loans by 6.7% in one year. Assets under management continued to grow, with a 7.6% increase since the beginning of the year.

Net income reached EUR 1,367 million for the first nine months and EUR 386 million for the third quarter, representing increases of 23.9% and 12.5% respectively. Underlying results (i.e. excluding nonrecurring items) show the same trends, with a 14.4% increase in net income for the first nine months and a 19.2% increase for the third quarter. This results from a very sound increase in revenues in our commercial business lines and a continuing cost-control policy. The cost/income ratio is thus improving and is getting closer to our medium-term objective. Cost of risk stood at record low levels.

Earnings Per Share amounted to EUR 1.22 during the first nine months, up 27.9% on last year. It was enhanced, to the extent of 4 percentage points, by the share buy-back program. We confirm that the Group will be able to deliver the robust double-digit growth for the Full Year 2004, which we announced in the early part of the year.

This excellent performance was achieved while keeping a very strong capital base (9.9% Tier One Ratio) and translated into a Return On Equity of 20.4%.

Looking forward, the high level of new business reaped to date ensures further revenue generation, while the quality of assets grants a low level of risk charge. Last, the integration in Belgium, which is remarkably ahead of schedule, will continue to improve cost efficiency.

Once again, we praise our business model, which enables us to deliver excellent and growing value to our shareholders.

Pierre Richard

PRESS RELEASE

DEXIA

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be

16/11/2004
15 p.

«MEDIA»
«NOM»

Activity and Results as of September 30, 2004

- **Strong activity, particularly in Public/Project Finance & Credit Enhancement**
  - **Long-term outstandings in Public/Project Finance up 10.3% over a year**
  - **Retail: customer assets up 5.8% and loans up 6.7% over a year**
  - **Assets under management up 7.6% since the beginning of the year**

- **First nine months 2004 financial results in line with good trends of the first half**

- **Cost of risk at record low levels**

Third quarter 2004 results

- **Net income:** **EUR 386 million (up 12.5%** vs. **Q3 2003)**

First nine months 2004 results

- **Net income:** **EUR 1,367 million (up 23.9%** vs. **9M 2003)**
- **Earnings per share:** **EUR 1.22 (up 27.9%** vs. **9M 2003)**
- **Cost/income ratio:** **55.3% (58.0% in 9M 2003)**
- **Return on equity[1]:** **20.4% (17.1% in 9M 2003)**
- **Tier 1 ratio:** **9.9% (unchanged)**

In millions of EUR	Q3 2004	Evolution Q3 04/Q3 03	9M 2004	Evolution 9M 04/9M 03
Revenues	**1,296**	+1.2%	**4,055**	+4.3%
Costs	**-753**	-1.0%	**-2,241**	-0.6%
Gross operating income	**543**	+4.4%	**1,814**	+10.9%
Operating income	**543**	+15.1%	**1,790**	+18.1%
Net income	**386**	+12.5%	**1,367**	+23.9%

I. CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004

The Board of Directors of Dexia met on November 16, 2004. It approved the Group's Financial Statements as of September 30, 2004.

Consolidated statement of income

In millions of EUR	Q3 03	Q3 04	Evol.	9M 2003	9M 2004	Evol.
Revenues	1,280	1,296	+1.2%	3,889	4,055	+4.3%
Costs	-760	-753	-1.0%	-2,253	-2,241	-0.6%
Gross Operating Income	**520**	**543**	**+4.4%**	**1,635**	**1,814**	**+10.9%**
Cost of Risk	-48	0	n.s.	-119	-24	-80.1%
Operating Income	**472**	**543**	**+15.1%**	**1,516**	**1,790**	**+18.1%**
Net gains on LT inv.	+12	+5	-55.4%	-1	+46	n.s.
Net allocation to GBRR	+1	+2	n.s.	+7	-1	n.s.
Goodwill amortisation	-12	-7	-41.9%	-41	-36	-11.7%
Corporate income tax	-116	-148	+27.1%	-353	-422	+19.5%
Income from equity-accounted companies	6	2	-69.6%	37	43	+16.5%
Minority interests	19	12	-39.2%	61	53	-12.3%
Net Income	**343**	**386**	**+12.5%**	**1,103**	**1,367**	**+23.9%**
Cost/Income ratio	59.4%	58.1%	-	58.0%	55.3%	-
Return On Equity[1]	15.6%	19.9%	-	17.1%	20.4%	-

Net income amounted to EUR 1,367 million during the first nine months of 2004, up 23.9% compared to the first nine months of 2003. Revenues were up 4.3%, while costs decreased slightly (-0.6%). Cost of risk reached a record low level, down 80.1% compared to the same period in 2003.

Excluding nonrecurring items (described on page 14) and at constant scope of consolidation, nine months 2004 net income increased by14.4% (+15.2% at constant exchange rate).

During the third quarter of 2004, net income amounted to EUR 386 million, up 12.5% compared to the third quarter of 2003. Excluding nonrecurring items, the increase was 19.2%.

[1] Return on equity, annualized. If the goodwill related to the share exchange offer on Dexia BIL shares (in 1999), the goodwill related to the acquisitions of FSA and Labouchere (in 2000) and the goodwill related to the acquisitions of Artesia BC, Kempen&Co and Financière Opale Group (in 2001) had been recorded in the assets in the balance sheet and written off over 20 years, the annualized ROE would have totalled 6.8% for the first nine months of 2003 and 9.6% for the first nine months of 2004.

Revenues amounted to EUR 4,055 million in the first nine months of 2004, up 4.3% on the first nine months of 2003 (up 4.9% excluding nonrecurring items and up 5.3% at constant exchange rate). This robust growth was driven by the good underlying performances of all three commercial business lines: +5.3% in Public/Project Finance and Credit Enhancement (+7.9% at constant exchange rate); +9.1% in Retail Financial Services; and +5.8% for Investment Management Services, despite the lower contribution of Dexia Bank Nederland.

During the third quarter of 2004, revenues amounted to EUR 1,296 million, up 1.2% compared to the third quarter of 2003. Excluding nonrecurring items, revenues increased 2.6%. This increase was less marked than for the first nine months since, among others, third quarter 2003 revenues recorded substantial mark-ups of equity portfolios.

Costs stood at EUR 2,241 million in the first nine months of 2004, down 0.6%. Without nonrecurring items, they rose 2.9%, pulled, among other things, by several developments undertaken by the business lines and higher commissions paid to the independent agents in Belgium following good activity in the retail networks. It is also due to a more even distribution this year of some costs that were, in the past, lumped in the fourth quarter. Underlying costs (+2.9%) have evolved at a slower pace than underlying revenues (+4.9%) in the first nine months of 2004.

During the third quarter of 2004, costs amounted to EUR 753 million, down 1.0% compared to the third quarter of 2003. Without nonrecurring items, they were up 2.4%, for the same reasons mentioned above.

Cost/Income ratio has continued to improve and stood at 55.3% in the first nine months of 2004. This compares with 58.0% in the same period of 2003. Without nonrecurring items, it also improved and stood at 56.0% in the first nine months 2004 (57.1% in the first nine months 2003).

Gross operating income amounted to EUR 1,814 million in the first nine months of 2004, up +10.9% compared to the same period of 2003. Excluding nonrecurring items, and at constant scope of consolidation, growth was 7.5% (+8.0% at constant exchange rate), driven by all business lines, and particularly Retail Financial Services (+32.2%).

In the third quarter of 2004, gross operating income amounted to EUR 543 million, up +4.4% compared to the third quarter of 2003. Excluding nonrecurring items, and at constant scope of consolidation, the evolution was +2.9% on third quarter 2003 (+4.1% at constant exchange rate).

Cost of risk amounted to EUR 24 million for the first nine months of 2004, down 80.1% compared to the same period of 2003. A number of provision write-backs took place, notably at FSA where reserves were reduced, in the third quarter, by USD 10 million following the good evolution of one Asset-Backed transaction. The cost of risk ratio (net annualized charge as a percentage of total outstandings) for banking activities remained at the record low level of 1.5 basis points for the first nine months of 2004 (5.7 basis points for the Full Year 2003). The cost of risk ratio at FSA (allowances to the reserves divided by net par outstanding) was 0.5 basis point in the first nine months of 2004 (against 1.2 basis points for the full year 2003). Regarding Dexia Bank Nederland, no significant event occurred since the publication of the second quarter 2004 results requiring an increase of the provision. An update of the disclosure on Dexia Bank Nederland is made in the Activity Report Q3 2004 (see page 39).

Net gains and recoveries on long-term investments totalled EUR 46 million in the first nine months of 2004, comprising mainly the capital gain on the disposal of the stake in Belgacom in the first quarter.

In the third quarter of 2004, net gains amounted to EUR 5 million, compared to the EUR +12 million booked in the third quarter of 2003.

Amortization of goodwill on fully consolidated subsidiaries amounted to EUR 36 million in the first nine months of 2004 (-11.7% compared to the first nine months of 2003). It amounted to EUR 7 million in the third quarter of 2004 (against EUR 12 million for the third quarter of 2003). This decrease is notably due to the accelerated goodwill depreciation that took place in 2003 on several participations held by the Group, reducing then the total stock of goodwill, which is left to be amortized.

Corporate income tax, comprising both current and deferred tax amounted to EUR 422 million in the first nine months of 2004, up +19.5% compared to the first nine months of 2003 (EUR 353 million). Excluding nonrecurring items, corporate income tax rose 15.9% roughly in line with underlying operating income increase (+12.7%). The Group's underlying tax rate stood at 28.2% for the first nine months of 2004.

Net income from equity-accounted companies was EUR 43 million in the first nine months of 2004, up 16.5% compared to the first nine months of 2003, due primarily to the good results of Crédit du Nord (20% owned by Dexia).

In the third quarter, this heading amounted to EUR 2 million as an adjustment was made (USD –10 million post tax) to the contribution of a participation of FSA (XLFA), which was overestimated in the previous quarters.

Return on equity (ROE), representing the ratio between the annualized net income and the weighted average shareholders' equity (excluding the general banking risks reserve and after income appropriation), stood at 20.4%, well above the 17.1% in the first nine months of 2003.

Earnings per share (EPS) reached EUR 1.22 in the first nine months of 2004, against EUR 0.95 in the same period of 2003 (+27.9%). EPS growth was enhanced by the fact that Dexia has carried out a share buyback program, with a view to using part of its current excess capital. This has lead to a reduction in the average weighted number of shares of 3.2% between the first nine months of 2003 and the first nine months of 2004.

Group Tier 1 ratio[2] remained at the level of 9.9%, unchanged on December 31, 2003 and June 30, 2004.

---

[2] For the calculation of this ratio, the profit for the period minus the dividend (estimated for the fist nine months 2004) is included in the equity.

II. ACTIVITY AND UNDERLYING[3] RESULTS OF THE BUSINESSES

In the third quarter of 2004, Dexia continued to experience the upward trends seen in the first half. This resulted from a very sound increase in revenues in the commercial business lines, while costs continued to be kept under control. Group's underlying gross operating income rose 7.5% in the first nine months of 2004 compared to the same period of 2003 (up 8.0% at constant exchange rate), with solid growth in all business lines.

Underlying* Gross Operating Income

In millions of EUR	Q3 2003**	Q3 2004	Evol.	Evol. at constant exch. rate	9M 2003**	9M 2004	Evol.	Evol. at constant exch. rate
Total Group	**518**	**533**	**+2.9%**	**+4.1%**	**1,643**	**1,766**	**+7.5%**	**+8.0%**
of which								
Public/Project Finance and Credit enhancement	314	331	+5.5%	+10.8%	941	988	+5.1%	+8.1%
Retail Financial Services	98	125	+27.7%	+27.7%	296	392	+32.2%	+32.2%
Investment Management Services	58	59	+2.5%	+6.3%	195	222	+13.9%	+15.7%
Treasury and Financial Markets	67	67	-0.2%	+7.4%	255	267	+4.6%	+7.8%

* i.e. excluding nonrecurring items ** Pro forma

1. Public/Project Finance and Credit Enhancement

Dexia and its subsidiary FSA continued to show a significant growth in long-term outstandings and net par outstanding insured in an increasingly competitive environment. This resulted in a solid growth in earnings: gross operating income rose 5.1% for the first nine months of the year, compared to the same period of last year. The business line's results have suffered from a weaker US dollar vs. the euro: gross operating income rose 8.1% at constant exchange rate. Note: positive results from hedging are accounted for in Central Assets.

Activity

Long-term **credit outstandings**[4] were up 10.3% (+11.4% at constant exchange rate) over the last twelve months. They reached EUR 186.1 billion as of September 30, 2004 (of which EUR 168.7 billion was in the sole local public sector, up 10.1% over twelve months).

Long-term **originations** in Europe continued to progress during the first nine months of 2004. There was strong growth in new lending in France, Belgium, Italy, United Kingdom and Sweden. In the United States, originations fell compared to the record levels of the past two years, even though the downward trend observed during the first half becomes less marked in the first nine months, thanks to an activity pick-up in the third quarter (see below). In total, the Group's long-term loan originations[5] in the first nine months of 2004 amounted to EUR 21.2 billion, up 3.4% compared to the first nine months of 2003 (up 5.1% at constant exchange rate).

[3] Excluding nonrecurring items, at constant scope of consolidation
[4] Fully-consolidated subsidiaries
[5] Fully-consolidated subsidiaries, excluding Germany

- In ***France***, new lending amounted to EUR 5.4 billion during the first nine months of 2004, up 24.5% compared to the same period of 2003. The growth observed during the first half of 2004 has accelerated with strong volumes originated in the third quarter. Indeed, local authorities resumed their borrowing activity following the elections held in the first part of the year. In this context, Dexia originated very large transactions with regions or major municipalities. In addition, business continued to develop with the satellites of local authorities, such as public hospitals, social housing and other players of the social economy. As of September 30, 2004, total long-term outstanding loans in France amounted to EUR 52.4 billion (up +5.3% on one year earlier).

- In ***Belgium***, new lending amounted to EUR 3.5 billion in the first nine months of 2004, up 14.7% compared to the same period of 2003, driven by the "other public local players", such as social housing, as well as the structured finance activity. As of September 30, 2004, total outstanding loans amounted to EUR 28.3 billion (up +5.1% over twelve months).

- In ***Italy***, new business amounted to EUR 3.5 billion in the first nine months of 2004, up 63.0% compared to the same period of 2003. In public finance, Dexia Crediop participated in a number of very large transactions and, among others, arranged and partly underwrote the bond issue of the Region of Lazio. In Structured Finance, the Group's Italian subsidiary was very active particularly in the transportation sector. Here, several important transactions were originated often with the guaranty of the Italian State. As of September 30, 2004, total long-term outstanding loans amounted to EUR 27.3 billion (up 31.6% over the last twelve months). This now represents 14.7% of the Group's total long-term outstandings.

- In the ***United Kingdom***, new lending amounted to EUR 1.4 billion for the first nine months of 2004, up +38.7% compared to the first nine months of the previous year. This was achieved through sustained activity in the public sector but also through many PFI (Private Finance Initiative) transactions, consisting of financing for the building of schools, universities and hospitals, making Dexia one of the leading players in the PFI business in the UK. Total long-term outstandings reached EUR 4.7 billion at the end of the third quarter of 2004, up 43.1% on one year earlier.

- In ***Spain***, new originations in the first nine months of 2004 amounted to EUR 1.0 billion, up +1.6% compared to same period of 2003. The growth observed in the first half of this year slowed down in a quiet public finance market. Dexia Sabadell Banco Local (DSBL) nevertheless experienced a slight increase in originations, thanks to significant transactions with major local authorities (in particular, the City of Madrid and the Region of Catalonia). In Project Finance, DSBL arranged and underwrote several transactions in the transportation and wastewater treatment sectors. Although production was generally stable, long-term outstandings were up 23.8% over the last twelve months. This is due to the slow amortization pace of current outstandings, which is typical for the new markets of the Group. Long-term outstandings totalled EUR 4.6 billion at the end of the third quarter of this year.

- In ***America***, originations reached EUR 4.4 billion (or USD 5.4 billion) for the first nine months of 2004, down 40.0% (or down 34.5% at constant exchange rate) compared to the record high level reached in the same period of 2003. The downward trend seen in the first half of this year became less marked; Dexia New-York increased its liquidity facilities business and also found new investment opportunities in some segments of the US Municipal market.

As of September 30, 2004, long-term outstandings amounted to EUR 27.7 billion, up 15.0% on one year (up 22.5% at constant exchange rate).

There are also two noteworthy matters:

- The Group's German subsidiary, Dexia Hypothekenbank Berlin, continued to develop its offering of structured products to local authorities. These totalled EUR 0.9 billion in new transactions during the first nine months of the year.
- In Eastern Europe, Dexia participated in financing local authorities (e.g. City of Warsaw) and also infrastructure projects, notably in the transportation sector.

Debt management activity amounted to EUR 4.5 billion in France in the first nine months, catching up after a very slow start in the beginning of the year, due to regional elections. Activity was also very strong in Belgium (EUR 1.7 billion), consisting primarily of the lengthening of local government debt. A number of large transactions were also closed in Italy.

Short-term loan outstandings amounted to EUR 20.4 billion at September 30, 2004 slightly down on one year earlier (EUR 21.4 billion). This is notably due to the fact that some short-term facilities have been consolidated in long-term outstandings. **Deposits and assets under management** of the business line's customers, at EUR 23.8 billion, have posted new growth of +8.6% compared to the level reached one year earlier. This growth was achieved mainly in France and Belgium. Finally, **insurance activities** (excluding FSA) benefited from less intense competitive pressure on the part of traditional insurance companies. New premiums amounted to EUR 487.9 million in the first nine months of 2004 (+19.9% compared to year earlier results).

Regarding **FSA**[6], net par outstanding insured was up 15.9% over the last twelve months, to USD 335.5 billion in total, both in the Municipal business (+14.5% at USD 189.1 billion) and the Asset-Backed sector (+17.8% at USD 146.3 billion). Gross present value premiums have amounted to USD 710 million in the first nine months of 2004, up 2.6% on last year's record originations. The US Municipal business remained very strong during the first two quarters of the year but started to slow down in the third quarter, in a less active market and a very competitive environment. Conversely, the US Asset-Backed business made a very strong showing, as FSA found opportunities across a range of high-quality products.

Underlying Results of the Business Line

(i.e. excluding nonrecurring items)

In millions of EUR	Q3 2003*	Q3 2004	Evol.	Evol. at constant exch. Rate	9M 2003*	9M 2004	Evol.	Evol. at constant exch. rate
Revenues	472	501	+6.0%	+10.7%	1,413	1,487	+5.3%	+7.9%
Costs	-159	-170	+7.1%	+10.4%	-473	-499	+5.6%	+7.5%
Gross Operating Income	314	331	+5.5%	+10.8%	941	988	+5.1%	+8.1%
Net Income	**186**	**222**	**+19.5%**	**+25.8%**	**608**	**664**	**+9.3%**	**+12.7%**
Cost/Income ratio	33.6%	34.0%	-	-	33.4%	33.6%	-	-
ROE**	21.8%	23.5%	-	-	23.6%	23.9%	-	-

* Pro forma. ** Return on economic equity, annualized.

6 For more details on FSA results, refer to company website www.fsa.com.

Net income in the first nine months of 2004 amounted to EUR 664 million (+9.3% compared to the same period of 2003 and +12.7% at constant exchange rate). It amounted to EUR 222 million in the third quarter of 2004, up 19.5% year-on-year.

In the first nine months of 2004, **revenues** increased by 5.3% (+7.9% at constant exchange rate). Net interest and related income was up 7.0%, reflecting the increase in outstandings. Net commissions and other income were stable compared to the high level of the first nine months of 2003. Insurance activities - including FSA – also had its share of the progression: technical and financial margin of insurance activities increased by 2.7%, or 11.3% at constant exchange rate. FSA has continued to perform very well during the first nine months of 2004 with operating earnings in USD up 19.7% over operating earnings in the prior year[6].

Third quarter revenues were 6.0% higher than in the third quarter of last year, and they were stable compared to the high level reached in the second quarter of this year.

Costs rose by 5.6% in the first nine months of 2004 (+7.5% at constant exchange rate), resulting largely from the expansion of activity.

As a result, **gross operating income** amounted to EUR 988 million in the first nine months of 2004, a 5.1% increase compared to the same period last year, and a 8.1% increase at constant exchange rate. The third quarter confirmed, unsurprisingly, the goods trends experienced since the beginning of the year.

Cost/income ratio was almost stable at 33.6%.

Cost of risk for the first nine months of 2004 amounted to EUR 16 million (down 71.3% from the first nine months of 2003). The net charge was nil during the third quarter of 2004. This benefited from write-backs, notably at FSA in its Asset-Backed Securities portfolio, as well as in other parts of the business.

The business line's **return on economic equity** (ROEE) stood at 23.9% for the first nine months of 2004, slightly up on the level of last year.

2. Retail Financial Services

In the third quarter of 2004, this business line has confirmed the very good trends experienced in the first half. Gross operating income for the first nine months of 2004 increased by 32.2% compared to the same period of last year. This performance was achieved thanks to higher volumes, a better product mix and improved cost efficiency.

Activity

As of September 30, 2004, total **customer assets** stood at EUR 85.1 billion, a 0.5% increase over three months and a 5.8% increase over the last twelve months.

Balance-sheet products amounted to EUR 56.7 billion as of September 30, 2004, up 2.3% over a year, and slightly down compared to three months earlier, due to the usual summer holiday seasonality. Savings accounts stood at EUR 28.1 billion as of September 30, 2004, up 1.5% over the last three months and up 17.5% over the last twelve months.

The shift from savings bonds to savings accounts has continued during the third quarter, although the pace has slowed somewhat during the third quarter. Noteworthy in the third quarter is the rise in Dexia euro-bonds outstandings, with increased volumes in structured euro-bonds.

Off-balance sheet products have also increased thanks to higher volumes in mutual funds and insurance. Mutual funds increased by 11.0% over the last year partly due to a positive effect of valuations, but mainly to net new inflows.

In **insurance activities**, production for the first nine months of 2004 stood at EUR 1,711 million, up 0.6% compared to the same period of last year. The production of non-life products increased by 12.5%, whilst premiums in life insurance declined 1.2%. Production for unit-linked products (branch 23) increased significantly during the first nine months of 2004 compared to the same period of 2003 (+34.7%), both in Belgium and in France. However, the activity in guaranteed-yield products declined (it should be recalled that the last year production was boosted by a very strong second quarter during which a commercial campaign took place).

Outstanding loans stood at EUR 24.0 billion as of September 30, 2004, up 1.4% on three months and up 6.7% on one year. The growth over the last twelve months was driven by mortgages (+6.6% at EUR 14.9 billion) and loans to SMEs and self-employed (+9.9% at EUR 7.2 billion). Consumer loans were slightly down (-3.0%) to EUR 2.0 billion.

Underlying Results of the Business Line

(i.e. excluding nonrecurring items)

In millions of EUR	Q3 2003*	Q3 2004	Evol.	9M 2003*	9M 2004	Evol.
Revenues	446	471	+5.6%	1,321	1,441	+9.1%
Costs	-349	-347	-0.5%	-1,025	-1,049	+2.4%
Gross Operating Income	98	125	+27.7%	296	392	+32.2%
Net Income	**63**	**91**	**+44.5%**	**200**	**276**	**+38.1%**
Cost/Income ratio	78.1%	73.5%	-	77.6%	72.8%	-
ROE**	14.2%	19.3%	-	15.0%	19.8%	-

* Pro forma. ** Return on economic equity, annualized.

Net income for the first nine months of 2004 amounted to EUR 276 million, up 38.1% compared to 2003. It stood at EUR 91 million in the third quarter of 2004, up 44.5% on last year.

This significant improvement in profitability was achieved through a strong increase in revenues (+9.1% in the first nine months 2004 compared to 2003), while costs were contained thanks to the continuing cost-cutting program related to the integration of Artesia BC.

Revenues for the first nine months of 2004 amounted to EUR 1,441 million, driven by the increase in net interest and related income (+9.9%). The latter stems from increasing volumes of both loans and deposits and an improved product mix on deposits. Net commissions and other income increased (+8.0%), thanks to a rising activity in mutual funds. Finally, revenues from insurance activities rose by 6.8% thanks notably to good activity and higher financial results.

Third quarter revenues posted a 5.6% rise compared to the already strong third quarter 2003. Trends are essentially the same as the first nine months. They were slightly down compared to the second quarter, which is traditionally higher, and especially this year, as revenues were positively influenced by the commissions related to the privatisation of Belgacom, for which Dexia Bank Belgium co-led the placing in retail networks.

Costs for the first nine months of 2004 stood at EUR 1,049 million, a 2.4% increase compared to the first nine months of 2003. This increase is primarily due to higher commissions paid to the agent network. These reflect the higher production and profitability of the commercial activity contributing to the revenue increase described above. Costs for the third quarter amounted to EUR 347 million, down slightly compared to the third quarter of 2003, but also to previous quarters in 2004, reflecting the positive effects of Artesia BC integration.

As a result, **gross operating income** for the first nine months jumped to EUR 392 million, up 32.2% on one year earlier and amounted to EUR 125 million in the third quarter, up 27.7% year-on-year. As in Public Finance, this business line confirmed the good trends of the first half of this year.

Cost/income ratio improved significantly to reach 72.8% (77.6% during first nine months 2003).

Cost of risk remained very limited and stood at EUR 6 million for the quarter, totalling EUR 22 million for the first nine months (down 30.0% compared to the same period of last year).

The **return on economic equity** (ROEE) was 19.8% for the first nine months of 2004, up from 15.0% for the same period in 2003.

3. Investment Management Services

The third quarter of this year showed stability in private banking customer assets, while moderate new inflows occurred in Asset Management (after strong performance in the beginning of the year). Gross operating income rose 13.9% in the first nine months of 2004 compared to the same period of last year, despite lower revenues at Dexia Bank Nederland, and thanks to the improved business mix and productivity.

Activity

Private banking customer assets were EUR 28.0 billion as of September 30, 2004, stable over the last three months and since the beginning of the year. Luxembourg represents 69% of customer assets, Switzerland 10%, France 10% and Belgium 9%. In addition, Dexia's joint subsidiary in Spain, Banco Popular Privada, experienced strong commercial performance (assets totalled EUR 2.0 billion as of September 30, 2004).

Assets under management reached EUR 82.6 billion at September 30, 2004, up 1.4% over the third quarter of 2004 and up 7.6% since the beginning of the year. For the quarter, net inflow amounted to EUR 0.6 billion (both for institutional clients and mutual funds). As of September, total assets managed for institutional clients amounted to EUR 25.6 billion.

In **Fund administration**, total *assets under custody* amounted to EUR 342 billion, slightly down on three months earlier, but up 12.9% on the beginning of the year. *Central Administration* business has showed a slight increase in terms of net asset valuations to be calculated. The *transfer agent business* increased its activity with the number of transactions (subscriptions/repurchase) rising significantly over the year (+45.7%). Dexia Fund Services acquired FMS Hoche in November 2004, a fund administration company based in France, offering valuation services, with a view to strengthening its position on the French market, the largest in Europe.

Regarding **activities in the Netherlands**, the share-leasing outstanding loans amounted to EUR 2.7 billion at September 30, 2004, down 24.6% over the year.

Underlying Results of the Business Line

(i.e. excluding nonrecurring items)

In millions of EUR	Q3 2003*	Q3 2004	Evol.	Evol. at constant exch. Rate	9M 2003*	9M 2004	Evol.	Evol. at constant exch. rate
Revenues	189	192	+1.4%	+2.6%	592	627	+5.8%	+6.4%
Costs	-131	-133	+0.9%	+0.9%	-397	-405	+1.9%	+1.9%
Gross Operating Income	58	59	+2.5%	+6.3%	195	222	+13.9%	+15.7%
Net Income	**34**	**52**	**+53.1%**	**+57.5%**	**128**	**174**	**+36.3%**	**+38.2%**
Cost/Income ratio	69.5%	69.2%	-	-	67.1%	64.6%	-	-
ROE**	25.7%	49.8%	-	-	31.7%	55.3%	-	-

* Pro forma. ** Return on economic equity, annualized.

Net income for the first nine months of 2004 amounted to EUR 174 million, up 36.3% compared to 2003, and +38.2% at constant exchange rate. Excluding Dexia Bank Nederland, net income stood at EUR 141 million vs. EUR 87 million for the first nine months of 2003, a 61.1% increase. This stems from a good revenue generation in all segments of the business line and a tight control of costs.

Gross operating income reached EUR 222 million in the first nine months of 2004, a 13.9% increase compared to the first nine months of 2003 (EUR +27 million), despite a EUR -26 million decline at Dexia Bank Nederland, due primarily to the drop in share-leasing outstanding loans. In the first nine months of 2004, Dexia Bank Nederland represented 16.2% of total business line's gross operating income.

- ***Private banking*** gross operating income was up 29.3% (or EUR +15 million) thanks to a rise in revenues (+9.3%) and contained costs (+3.1%). This is a result of a significant improvement of the yield on the assets under management, and directly related to the strategy to reallocate customer assets to more value-added products.

- ***Asset management*** has experienced a very good nine-months period. The gross operating income reached EUR 62 million (EUR +30 million more than in the first nine months 2003, a 90.7% increase). This is due to the rise in revenues, in correlation with the increase of outstandings generating management fees. Performance fees have also contributed to this very good result: they totalled EUR 27 million for the first nine months of 2004 (EUR 7 million in the first quarter, EUR 19 million in the second

quarter). Adjusting from these performance fees, which are unevenly accounted for throughout the year, the revenue trend shows a continuing improvement. Costs increased (+8.3%), in conjunction with the strong development of the activity. The productivity ratio (costs per unit of assets managed) further improved for Dexia Asset Management and reached the level of 12 basis points, one of the lowest in the industry.

- ***Fund administration*** revenues were up 8.8%, thanks to a rise in capital managed despite an environment that remains very competitive and resulted in margin pressure. Costs were also up in the context of strong development in activity, but at a slower pace (+5,3%). This resulted in a significant increase in the gross operating income (+16.7% or EUR +8 million).

In millions of EUR	**Private Banking** *		**Asset Management***		**Fund Administration***		**Dexia Bank Nederland**	
	9M 03**	9M 04	9M 03**	9M 04	9M 03**	9M 04	9M 03**	9M 04
Revenues	219	240	96	131	158	172	119	84
Costs	-167	-172	-63	-68	-111	-117	-56	-48
GOI	52	67	33	62	48	56	62	36

* Underlying results; excluding Dexia Bank Nederland ** Pro forma

4. Treasury and Financial Markets

<u>Underlying Results of the Business Line</u>
(i.e. excluding nonrecurring items)

In millions of EUR	Q3 2003*	Q3 2004	Evol.	Evol. at constant exch. rate	9M 2003*	9M 2004	Evol.	Evol. at constant exch. rate
Revenues	116	111	-4.5%	+0.4%	407	400	-1.7%	+0.6%
Costs	-49	-44	-10.4%	-9.2%	-152	-134	-12.2%	-11.6%
Gross Operating Income	67	67	n.s.	+7.4%	255	267	+4.6%	+7.8%
Net Income	**57**	**56**	**-1.6%**	**+6.5%**	**202**	**218**	**+7.8%**	**+11.3%**
Cost/Income ratio	42.2%	39.6%	-	-	37.3%	33.4%	-	-
ROE**	22.6%	25.0%	-	-	27.2%	32.4%	-	-

* Pro forma. ** Return on economic equity, annualized.

This business line performed well reporting a 7.8% growth in earnings for the first nine months of 2004 compared to 2003 (+11.3% at constant exchange rate). **Net income** for the first nine months stood at EUR 218 million and EUR 56 million for the third quarter alone.

Revenues for the first nine months of 2004 amounted to EUR 400 million, down 1.7% from the high level of last year. Recall however that revenues were boosted last year by capital gains accounted for following the closure of Proprietary management activities (EUR 12 million). Excluding these capital gains, revenues would have been slightly up, which is satisfactory considering the decrease of the US dollar against the euro and the tightening spread environment.

Both are unfavourable to the Credit Spread activities, accounting for 41% of total business line's revenues (42% of the Credit Portfolio assets are USD denominated).

Costs for the first half totalled EUR 134 million, down 12.2% compared to the same period in 2003. This results from the downsizing of some activities and the positive effects of the integration at Dexia Bank Belgium.

As a result, **gross operating income** grew 7.8% and stood at EUR 267 million for the first nine months of 2004.

Cost/income ratio in this business line improved and now sits at 33.4%.

III. CENTRAL ASSETS AND NONRECURRING ITEMS

1. Central Assets

Central assets mainly record the revenues on excess capital, corporate holdings (dividends, capital gains/losses) and currencies hedging contracts. On the cost side, the segment registers costs that cannot be attributed to a specific business line.

In the first nine months of 2004, contribution to net income by Central Assets was negative (EUR -108 million); it was EUR -67 million in the first nine months of 2003. This evolution stems from a decline in revenues, down EUR 35 million, and increased costs.

The decline in revenues in 2004 is linked to the recovery of equity markets during the second and third quarters of last year, resulting in write-backs on previous impairments made to the Group's equity portfolios. Between the first nine months of 2003 and the first nine months of 2004, there is a EUR 32 million negative variance relating to that item (EUR 12 million in the sole third quarter). The decline is also due to other technical adjustments. This evolution was mitigated however by additional revenues resulting from the hedging, in part, of USD-denominated earnings (EUR +31 million for the first nine months).

Costs rose during the period, primarily reflecting the accelerated amortization of buildings in Brussels.

In millions of EUR	Q3 2003*	Q3 2004	9M 2003*	9M 2004
Revenues	+28	+9	+98	+63
Costs	-46	-58	-142	-165
Gross Operating Income	-18	-49	-44	-103
Net Income	-24	-46	-67	-108

* Pro forma.

2. Nonrecurring items

In millions of EUR	Q3 2003	Q3 2004	9M 2003	9M 2004
Revenues	+13	+11	+12	+37
Costs	-13	-1	-37	+11
Gross Operating Income	**-1**	**+10**	**-25**	**+48**
Cost of risk	-7	+5	-17	+6
Net gains and write downs on LT inv.	+12	0	-6	+39
Corporate Income Tax	+24	-5	+77	+69
Net charges on GBBR	+1	+2	+7	-1
Other items	0	-2	-6	-19
Net Income	**+29**	**+10**	**+30**	**+142**

As in previous periods, nonrecurring items influenced net income, at various levels. A complete list is provided on page 19 of the Activity Report Q3 2004.

In the first nine months of 2004, the contribution of nonrecurring items to net income amounted to EUR +142 million (of which EUR 10 million in the third quarter), while they were EUR +30 million in the similar period last year (of which EUR 29 million in the third quarter). The main evolutions are as follows:

i) Interest payments were collected on the share leasing contracts of Dexia Bank Nederland, from those clients who have accepted the Dexia Commercial offer. This offer included interest reductions, whose value was included in the total generic provision decided by the Group in 2002. Since this provision was treated as a nonrecurring item, its utilization is treated in the same manner (Related nonrecurring revenues amounted to EUR 31 million in the first nine months of 2004, vs. EUR 5 million in the first nine months of last year, all in the third quarter).

ii) In the first nine months of 2004, disposal of properties have generated a EUR +20 million positive effect on costs partly compensated by provisions for restructuring at Dexia BIL Group (EUR -9 million). In the first nine months of 2003, nonrecurring costs totalled EUR -37 million.

iii) Net nonrecurring gains and impairments on long-term investments amounted to EUR +39 million in the first nine months of 2004, while this was a negative contribution in the comparable period of 2003 (EUR -6 million). The main gain in 2004 concerns the sale of Dexia's stake in Belgacom (EUR +54 million), which was booked in the first quarter.

iv) Cost of risk at Dexia Bank Nederland (DBNL) was a write-back of EUR +4 million in the third quarter of 2004, treated as nonrecurring for the same reason as interest payments above. As of September 30, 2004, the total provision for DBNL stood at EUR 410 million, i.e. EUR 18 million below its level of June 30, 2004.

v) Nonrecurring taxes amounted to a credit of EUR +69 million in the first nine months of 2004 (against EUR +77 million in the first nine months of 2003) and stemmed from two major events: the settlement of a tax dispute (EUR +17 million) and the positive tax incidence of impairments made on several subsidiaries of Dexia BIL (EUR +58 million).

Appendices

Main balance sheet items

In billions of EUR	September 30, 2003	December 31, 2003	**September 30, 2004**	*Evolution Sept 2004 /Sept 2003*
Total balance sheet	347.6	349.9	**367.9**	*+5.8%*
Shareholders' equity	9.4	9.8	**10.0**	*+6.9%*
Customer deposits	86.6	92.3	**93.1**	*+7.5%*
Debt securities	134.7	134.9	**139.5**	*+3.6%*
Customer loans	154.6	161.9	**165.0**	*+6.7%*
Bonds, equities and other securities	127.0	120.5	**127.5**	*+0.4%*
Long-term investments	1.7	1.4	**1.6**	*-6.3%*

** As of September 30, 2004, the long-term investments portfolio included EUR 587 million participations in listed European Group (of the financial sector and other). The market value of these participations was EUR 751 million on the same date.*

PRESS RELEASE

DEXIA

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be

16/11/2004
2 P.

EMBARGO 16/11/2004 5.40 PM

At its meeting of November 16, 2004, the Board of Directors of Dexia nominated Elio Di Rupo as a member of the Board, to replace Didier Donfut who resigns.

Karel De Gucht who also resigns will leave the Board of Directors at the latest on January 1, 2005. The Board of Directors nominated Francis Vermeiren to replace Karel De Gucht.

The ratification of these nominations will be submitted to the next shareholders' meeting of Dexia.

Elio Di Rupo

- Doctor of Sciences
- Minister of State
- President of the Socialist Party (PS)
- Mayor of Mons
- National representative
- Professor at the University of Mons-Hainaut
- Vice-President of the Socialist International Party

Studies
- Licence in chemistry at the University of Mons-Hainaut (high distinction)
- Aggregated of the university education (high distinction)
- Doctor of Sciences at the University of Mons-Hainaut (highest distinction)

Governmental functions
- Minister of Education (1992-1994) and Audio-visual Media (1993-1994)
- Deputy Prime Minister of the federal Government (1994-1999)
- Minister-President of the Walloon Government (1999–2000)

Political Activities
- Member of the city council of Mons (1982-2000)
- Alderman of the city of Mons (1986-1987)
- National representative (1987-1989)
- Representative of the European Parliament (1989-1991)
- Senator (1991-1995)
- National representative (1995 – re-elected in 1999-2000)
- Mayor of Mons (2001 >)
- National representative (2003 >)

Professional activities in the scientific domain
- Lecture Member of Staff, University of Leeds (Great Britain) (1977-1978)
- Assistant at the Service of General Chemistry and Material Sciences, University of Mons (UMH) (1978)
- Researcher at the Institute for Scientific Research in Industry and Agriculture (I.R.S.I.A.) (1979)
- Head of the Research Department at the University of Mons (1982)

Professional activities in the domain of public affairs
- Attaché to the Cabinet, then Assistant Head of the Cabinet to the Minister for the Budget and Energy of the Walloon Region (1981-1985)
- Inspector General at the Energy Inspection of the Ministry of the Walloon Region (1985-1987)
- Professor at the University of Mons-Hainaut (UMH) (1990-

Additional data
- Bachelor
- Born in Morlanwez (Belgium) on 18th July 1951
- E-mail address : elio@dirupo.net

Francis Vermeiren

VLD-Vivant Party (Flemish Liberals and Democrats in alliance with social liberal "Vivant" party)
Born Zaventem, 11.10.1936

e-mail: francis.vermeiren@vlaamsparlement.be

Professional qualifications:

- Insurance diplomas

Professional experience:

- Former insurance inspector
- Former manager of a tax office

Political career

- First Deputy Chairman PVV (former Flemish Liberal Party) (1989 – 1993)
- Zaventem town councillor (1977 -)
- Alderman of Zaventem (1977 – 1982)
- Mayor of Zaventem (1983 -)
- Member of the Provincial Council of Brabant (1977 – 1981)
- Senator for Brussels constituency (8.11.1981 – 13.10.1985)
- Senator for Brussels constituency (24.11.1991 – 21.5.1995)
- Parliamentary Deputy for Brussels constituency (13.10.1985 – 24.11.1991)
- **Member of Legislative Council of Flanders (22.12.1981 – 21.5.1995)**
    - Second Deputy Chairman of Management Bureau (19.7.1994 – 13.6.1995)
    - Second Deputy Chairman of Extended (Political Co-Ordination) Bureau (19.7.1994 – 13.6.1995)
    - Second Deputy Chairman of Committee on Housing and Town and Country Planning (21.1.1992 – 21.5.1995)
    - Second Deputy Chairman of Co-Operation Committee (25.1.1995 – 21.5.1995)

- Member of the Flemish Parliament for Halle-Vilvoorde electoral district (13.6.1995 – 13.6.2004)
    - Second Deputy Chairman of Management Bureau (13.6.1995 – 13.7.1999)
    - Whip and member of Extended (Political Co-Ordination) Bureau (13.7.1999 – 22.7.2004)
    - Second Deputy Chairman of Extended Bureau (13.6.1995 – 13.7.1999)
    - Second Deputy Chairman of Regulation and Co-Operation Committee (4.7.1995 – 13.6.1999)
- Member of the Flemish Parliament for Flemish Brabant electoral district (13.6.2004 -)
    - Bureau secretary
    - Secretary of Extended Bureau
    - Permanent Member of Committee for Internal and Management Affairs, Institutional and Management Reform and Decree Scrutiny
    - Permanent Member of Regulation and Co-Operation Committee
    - Permanent Member of Committee for Brussels and the Flemish Border

Political and social interests:

- Internal affairs
- All aspects of society

Honours:

- Labour Laureate
- Officer of the Order of Leopold (1995)